

March 14, 2023

Liu Lu
Chief Executive Officer
KEEMO Fashion Group Limited
69 Wanke Boyu, Xili Liuxin 1st Rd
Nanshan District, Shenzhen
Guangdong 518052
China

>   **Re: KEEMO Fashion Group Limited**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed February 24, 2023**
>   **File No. 333-267967**

Dear Liu Lu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 6, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary, page 1

1.   We note your response to comment 4 and reissue. Please revise your disclosure so each summary risk factor related to your operations in China includes a cross-reference to the relevant individual detailed risk factor in your risk factors section, including heading, subheading, risk factor title, and page number.

2.   We note your disclosure that you believe you are not currently required to obtain approval from Chinese authorities, including the CSRC or CAC. Please expand your disclosure to

state why you are not required to obtain such approval, including, if applicable, an analysis of your domestic company status under the February 17, 2023 CSRC rules.

<u>Risks Relating to Our Company and Our Industry</u>
<u>A recent joint statement by the SEC and the Public Company Accounting Oversight Board...,</u>
<u>page 4</u>

3.   Please revise your discussion of the HFCAA and AHFCAA in this risk factor to reflect the December 29, 2022 amendments to the HFCAA and AHFCAA, including that the number of "non-inspection years" has decreased from three years to two years, and thus, has reduced the time before your securities may be prohibited from trading or delisting.

You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services